UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment #9)

ProUroCare Medical Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74373C 10 7
(CUSIP Number)

William Reiling
4351 Gulf Shore Blvd. North, Unit 6 North,

Naples, FL 34103
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31,2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 74373C 10 7	Page 2 of 5

(1)	Names of reporting person: William Reiling I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: United States

Number of shares beneficially owned by each reporting person with:
(5) Sole Voting Power: 2,477,907

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 2,477,907

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,477,907 (see Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)	Percent of Class Represented by Amount in Row (9): 13.1% (see Item 4)

(14)	Type of Reporting Person: IN

CUSIP No. 74373C 10 7	Page 3 of 5

Item 1(a).	Name of Issuer: ProUroCare Medical Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 6440 Flying Cloud Drive, Suite 101, Eden Prairie, MN 55344.

Item 2(a).	Name of Person Filing: William Reiling

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Reporting person’s principal address is 4351 Gulf Shore Blvd. North, Unit 6 North, Naples, FL 34103.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number: 74373C 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

The number of shares held by reporting person includes shares underlying notes and warrants that are convertible within 60 days of the date of this filing. As of the date of this filing, promissory notes in the principal amount of $200,000 , and any accrued interest thereon, are convertible at any time at the option of Mr. Reiling into common stock at the price of $1.30 per share and promissory notes in the principal amount of $50,000 are convertible at any time at the option of Mr. Reiling into common stock at the price of $0.50 per share . The number of shares to be issued upon conversion will be fixed on the conversion date based on a predefined formula set forth in the promissory note. For purposes of filing this Schedule 13G, the number of beneficially owned shares underlying the notes is calculated without taking into account accrued interest on the notes. The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon an aggregate of 18,911,416 Shares outstanding as of November 12, 2013 as reported in the Form 10-Q filed by the Issuer on November 14, 2013 reflecting 18,604,737 shares and 306,679 units outstanding.

(a)	Amount beneficially owned: 2,477,907

(b)	Percent of class: 13.1%.

CUSIP No. 74373C 10 7	Page 4 of 5

(c)	Number of shares to which the person has:

(i)	Sole Voting Power: 2,477,907

(ii)	Shared Voting Power: 0

(iii)	Sole Dispositive Power: 2,477,907

(iv)	Shared Dispositive Power: 0

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

CUSIP No. 74373C 10 7	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2014
/s/ William Reiling
Signature:	William Reiling